Exhibit 99.1

Pediment and Argonaut Announce

New Meeting Dates

TORONTO, Ontario - (December 16, 2010) Argonaut Gold Inc. (TSX:AR; “Argonaut”) and Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF; “Pediment”) announce that, further to their November 22, 2010 announcement of the extension of the deadline for the completion of their business combination transaction from December 23, 2010 to January 31, 2011, the meetings of Argonaut and Pediment shareholders to approve the transaction have now been rescheduled to take place on January 24, 2011.  The extension of the completion deadline was implemented to allow Pediment and Argonaut time to investigate proposed amendments to the local environmental laws in the State of Baja California Sur, Mexico the (“BCS”) which, if implemented, could adversely affect Pediment's ability to secure a building licence for the development of its San Antonio Project as currently envisioned.

Based on the information received to date, the parties understand that the legislation, as originally proposed, has not been approved by the Governor and the Governor has stated publicly that it will not be approved in its current form.  The current sitting of the BCS legislature has now ended.  The legislature is not expected to resume sitting until March 2011, at which time new members and a new Governor will be sworn in following elections.  There can be no certainty with respect to future legislative action, however, Pediment and Argonaut have held meetings with a variety of local stakeholders and legislators and believe there is broad opposition to the proposed legislation and support for the San Antonio Project.

The Toronto Stock Exchange has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Forward Looking Information

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation.  Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the proposed amendments to the laws affecting mining projects in Mexico and the likely impact of those proposed amendments on Pediment’s business and prospects. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.